Mail Stop 0407

June 10, 2005

Paul E. Martin
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

      Re:	Charter Communications, Inc.
      	Amendment No. 3 to Form S-1
      	File No. 333-121136
      	Filed June 8, 2005

Dear Mr. Martin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the page numbers mentioned in our comments refer to those used in the marked courtesy copies of the amended registration statement.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

1. Please provide us with the following written representations from
Charter, Citigroup, and their counsel, as applicable:

* the contemplated offering is a bona fide distribution by Charter of its Class A common stock into the open market;

* Citigroup will not enter into any arrangements or understandings, directly or indirectly, with the purchasers of Class A common shares in connection with its sales efforts regarding the return, loan, or other similar use of the Class A common shares; and

* the offering will commence immediately after the date of effectiveness and is not a continuous offering.

2. In your response letter, please tell us the approximate percentage or number of 5.875% noteholders who currently have open short positions.

3. In your response letter, please provide us with the following information regarding the contemplated offering procedures:

* identify the nature of purchasers to whom Citigroup intends to offer the registered Class A common shares, particularly given that persons with open short positions are now prohibited from purchasing the Class A common shares in the offering, and provide the names of all currently contemplated offerees;

* explain in greater detail how Citigroup intends to locate or identify purchasers interested in buying shares not for the purpose of closing out short positions or facilitating the closing of another person`s short positions (e.g., describe the sales methods that Citigroup will use to market the shares);

* explain when Citigroup expects to determine the total number of shares that will actually be sold (e.g., indicate whether
Citigroup
will make this determination prior to effectiveness or after effectiveness);

* describe in greater detail when Citigroup will compile the "Holder
List" and ask each holder on the list if they have open short positions, as indicated in the response letter;

* describe in greater detail when during the offering period Citigroup will make the inquiries with its prime brokerage and share lending desks regarding the "Holder List," as indicated in the response letter (also indicate the frequency with which Citigroup will make such inquiries); and

* describe Charter`s and Citigroup`s intentions with respect to the offering if the borrowed Class A common shares cannot be sold at the contemplated fixed offering price (e.g., clarify whether Citigroup intends to return the borrowed but unsold shares to Charter; under the share lending agreement, such returned shares presumably cannot be borrowed again for future sales).

4. Please provide a detailed analysis of the applicability of and compliance with Regulation SHO with respect to: (a) Citigroup`s sale of the 150 million borrowed shares of Charter`s Class A common stock, and (b) CGML and its affiliates` short sale transactions of such Class A common stock (which, according to the first paragraph in the
Underwriting section, will be executed to facilitate transactions by which investors in the 5.875% notes will hedge their investments in such notes). Please include in the analysis a detailed description of compliance with the locate and delivery requirements of Rule 203, as well as the marking requirements of  Rule 200(g).

5. The Share Lending Agreement section indicates that the borrowed shares will not be considered outstanding for the purpose of computing and reporting the earnings per share. However, please describe the numeric impact on the number of total outstanding shares with respect to the equity investors purchasing Charter`s Class A common stock from Citigroup, as well as the potential impact on the number of total outstanding shares with respect to any secondary market sales of Charter`s Class A common stock that could be made by such equity investors.

Outside Front Cover Page

6. We note your statement that Citigroup will borrow and sell the Class A common shares "only to the extent that there is interest by investors in the 5.875% convertible senior notes in establishing hedge positions and there is corresponding demand by purchasers for the shares." In your response letter, please explain how this statement is consistent with your intention to conduct a fixed-price, best-efforts offering that will commence immediately and is not a continuous offering. Please disclose clearly on the cover page and in the Underwriting section that the offering is a fixed-price, best-efforts offering that will commence immediately after effectiveness and is not a continuous offering.

7. Please state clearly that the offering is being underwritten on a best-efforts basis. As required by Item 501(b)(8)(iii) of Regulation
S-K, please state the date that the offering will terminate.

Notice to Investors, page ii

8. Please refer to the first paragraph. Revise so that the shares are not being offered to any person who has an open short position in
Charter`s Class A common stock at the time of offer or sale of the shares, rather than at the "time of confirmation." Also note our comment 16 below. Please revise the other sections of the prospectus and the Form of Investor Acknowledgment accordingly.

Use of Proceeds, page 27

9. Please disclose how the offering`s proceeds will be used to facilitate the establishment of hedges by the 5.875% noteholders, as described on the cover page and page 173.

Share Lending Agreement, page 172

10. Please refer to the last paragraph on page 173 ("We have been advised..."). We note that you state the Class A common shares are being offered to "facilitate the establishment by holders of [your]
5.875% convertible senior notes of hedged positions with respect to the 5.875% convertible senior notes." In your response letter, please clarify how this statement is consistent with the statement in the preceding paragraph (and elsewhere in the prospectus) that "many investors in the notes have been able to borrow shares of [your] Class A common stock for the purpose of shorting such stock to hedge their investments in the notes."

Your response letter should also clarify why, in light of the apparent ability of many 5.875% noteholders to establish hedges independently, Charter and Citigroup still feel that they must "facilitate" the establishment of hedges by these noteholders.
For
example, state whether the offered shares will be used only to facilitate the hedges by those noteholders who did not create pre-effective hedges. Indicate whether Charter and Citigroup intend to take any action in connection with the offering to "facilitate" the maintenance of the pre-effective hedges by 5.875% noteholders or transfer any economic benefits of the offering (including through synthetic means) to 5.875% noteholders who created pre-effective hedges. In this regard, we note your statement on page 26 that the offering may result in the "replacement of existing hedged position by those holders who are already hedged."

Please revise the filing accordingly.

11. Please revise the disclosure to clarify further the source of the
Class A common shares that will be used for the "loans of shares" to the 5.875% noteholders.

Underwriting, page 175

12. We note that "if all of the shares are not sold at the initial offering price, the underwriter may change the public offering price..." Please delete this statement and confirm in your response letter that the shares will be sold at a fixed price for the duration of the offering.

13. Please provide more detailed and useful disclosure explaining how
Citigroup and Charter intend to determine the fixed offering price.
For example, state whether the price is expected to be at a discount from the prevailing market price of the Class A common stock. Provide clear and concrete disclosure regarding the factors that will be considered in determining the offering price. Indicate when during the offering process Citigroup and Charter intend to determine the offering price.

14. Please refer to page 176. We note that the purchasers may send an email to Citigroup in lieu of returning the Form of Investor Acknowledgement. Please delete this option; purchasers must execute and deliver the actual Form of Investor Acknowledgement to Citigroup.
However, we do not object to the return of the executed Form of Investor Acknowledgement through electronic means, including emails.

Annex A, page A-1

15. In your response letter, please describe Charter`s and Citigroup`s understanding of the definition of an "open short position" for purposes of the written representations. For example, state whether the term includes synthetic short positions.

16. Currently, the written representations cover only persons who have open short positions at "the time of confirmation." Given that prospective purchasers of the Class A common shares can close out their open short positions immediately prior to the purchase of the offered shares and reopen short positions immediately thereafter, please revise the written representations so they apply to open short positions created during a period of suitable duration both prior to the offer of Class A common shares and after the sale of such shares.

17. Please refer to the second bullet-pointed sentence ("it is not purchasing the shares..."). We note that this part of the written representation applies only to arrangement or understanding to "resell" the shares to any person with an open short position at the time of confirmation. As we previously stated, the registered shares should not be sold or used in any manner that would facilitate the closing of short positions created prior to the effectiveness of the registration statement. Accordingly, please revise the written representation so that it prohibits any arrangement or understanding to lend the shares, directly or indirectly, to persons with open short positions at the time of confirmation.

In addition, please revise the written representation to prohibit any arrangement or understanding for the return or loan of the registered
Class A common shares by the purchasers to Citigroup, as contemplated in Alternative Two of the chart provided in your March 10, 2005 letter, so that it can facilitate the closing of open short positions held by Prohibited Persons at the time of confirmation.

Please revise the disclosure in the registration statement to conform with the revisions to the written representation.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kathleen Kerrigan at (202) 551-3369 or
Carlos
Pacho at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ted
Yu
at (202) 551-3372 or me at (202) 551-3810 with any other
questions.


      					Sincerely,



      					Larry Spirgel
      					Assistant Director

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Paul E. Martin
Charter Communications, Inc.
June 10, 2005
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